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                             November 28, 2023

       Songlin Song
       Chief Executive Officer
       Zhengye Biotechnology Holding Limited
       No.1 Lianmeng Road, Jilin Economic & Technical Development Zone Jilin City, Jilin Province, China

                                                        Re: Zhengye
Biotechnology Holding Limited
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted November
17, 2023
                                                            CIK No. 0001975641

       Dear Songlin Song:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1

       Use of Proceeds, page 51

   1. We note your response to our prior comment 2 and the addition of the "total" row in the table that shows the
types of R&D projects the operating entity plans to conduct. Please amend to ensure that
the total amounts are properly captured, or otherwise advise.
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Operating expenses, page 65

   2. Please describe and quantify research and development costs for individual projects sponsored by the
Government of Jilin Province PRC, as discussed on pages 98-103.
 Songlin Song
FirstName LastNameSonglin   Song
Zhengye Biotechnology Holding  Limited
Comapany 28,
November  NameZhengye
              2023       Biotechnology Holding Limited
November
Page 2    28, 2023 Page 2
FirstName LastName
Industry
Analysis of Domestic Top Players' Pet Vaccine Portfolio, page 80

3. We note your response to our prior comment 6 regarding the structure and results of your clinical trials. You state you are currently analyzing the test results and conclusions for project Feline Rhinotracheitis, Feline Rhino conjunctivitis and Feline Panleukopenia
         Triple Inactivated Vaccine. Please revise your disclosure to include a description of the trials that were conducted, including the structure of such trials.
4. We note your disclosure that your clinical trials demonstrated that your vaccines associated with batch numbers 2022005 and 2021024 were "safe and effective." Please tell us whether safety and efficacy determinations are solely within the purview of certain
         Chinese regulatory authorities. If so, please revise your disclosure to remove such claims or advise.
R&D, page 94

5. We note your disclosure regarding the strategic cooperation framework agreement that the operating entity entered into with Shanghai Veterinary Research Institute, and the subsequently executed Memorandum associated with this agreement. Please revise your disclosure here to note the duration of the agreement as well as the termination provisions of the agreement.
Notes to the Unaudited Condensed Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Basis of presentation, page F-32

6. Please provide disclosure required by Rule 3.03(d) of Regulation S-X. Research and development expenses , page F-36

7. Please provide disclosure for your research and development activities as required by
         ASC 730-20-50, particularly a description and quantification of key terms governing the multiple research projects sponsored by the government of Jilin Province PRC, as discussed on pages 98-103.
8. Intangible Assets, Net, page F-43

8. Please expand your disclosure to describe and quantify the intangible assets licensed under your agreements with Harbin Veterinary Research Institute, China Agricultural
         University and China Institute of Veterinary Drug Control, as discussed on pages 95-98.
 Songlin Song
FirstName LastNameSonglin   Song
Zhengye Biotechnology Holding  Limited
Comapany 28,
November  NameZhengye
              2023       Biotechnology Holding Limited
November
Page 3    28, 2023 Page 3
FirstName LastName
       Please contact Franklin Wyman at 202-551-3660 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Joshua Gorsky at 202-551-7836 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:      Ying Li, Esq.